April 18, 2022

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquigny
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos. 333-172080and 811-22525
Reinhart International PMV Fund S000075809

Dear Ms. Marquigny:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on February 28, 2022, via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 525 to its registration statement. PEA No. 525 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N‑1A on January 21, 2022, for the purpose of registering a new series of the Trust: Reinhart International PMV Fund (the “Fund”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA No. 525.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.Staff Comment: The Staff notes the Fund’s table of contents includes references to similar account performance. Please remove from TOC and confirm no such performance is presented.

Response: The Trust responds by removing any reference to similar account performance from the table of contents, and supplementally confirming that no such performance will be presented.

Prospectus - Summary Section - Principal Investment Strategies

2.Staff Comment: Please confirm the Fund will not be investing principally in private investments or private markets, but rather references to “private market,” refer to the Adviser’s process for determining a private market valuation for public companies and investing at a discount to that valuation.

Response: The Trust responds by supplementally confirming that the Fund does not intend to invest principally in private investments or private markets.

3.Staff Comment: With respect to the Fund’s policy of investing at least 80% of its net assets in common stocks of foreign companies across the market capitalization spectrum, please add the parenthetical “(plus borrowings for investment purposes)” immediately after “net assets”.

Response: The Trust responds by making the requested revision.

4.Staff Comment: The first paragraph of the Fund’s strategy refers to a “limited number” of holdings. Please clarify what is meant by a limited number of holdings by disclosing an appropriate range of holding the fund would typically be expected to have.

Response: The Trust responds by adding the following disclosure:

    “The Fund will typically hold between 25 and 50 securities.”

5.Staff Comment: The Staff notes the disclosure defines small, mid and large capitalization companies in two different ways. Please reconcile, and preferable with a manner of what “across the market capitalization spectrum” means.

Response: The Trust responds by revising the disclosure as follows:

“Under normal market conditions, the Fund invests at least 80% of its net assets in common stocks of foreign companies across the market capitalization spectrum (i.e., inclusive of small, medium and large capitalization companies), including sponsored and unsponsored American Depositary Receipts or American Depositary Shares (ADRs and ADSs are dollar-denominated securities of foreign issuers traded in the U.S). The Fund invests mainly in a limited number of small, mid and large capitalization ~~(namely, companies between $3 billion and $100 billion market capitalization at the time of initial purchase)~~ stocks of companies listed or traded on a national securities exchange or on a national securities association, including foreign securities traded on a national securities exchange or on a national securities association. The Fund will typically hold between 25 and 50 securities. The Fund considers a company to be a small, mid or large-cap company if it has a market capitalization, at the time of purchase, within the capitalization range of the Morningstar Global ex-US TME Index as of the date it was last reconstituted. The market capitalizations within the index vary, but as of September 30, 2021, they ranged from approximately $70.5 million to $512.8 billion. However, the Fund will typically invest in companies with market capitalizations between $3 billion and $100 billion market capitalization at the time of initial purchase.”

6.Staff Comment: Please confirm whether investments in REITs will be a principal investment strategy to achieve its investment objective or remove the reference. If investments in REITS will be a principal investment strategy, please also clarify the role REITs play in the adviser’s larger portfolio construction process.

Response: The Trust responds by supplementally confirming that REITs are not a principal investment strategy of the Fund. Accordingly, the applicable disclosure has been removed from the Prospectus

7.Staff Comment: The Staff notes the 3rd and 4th paragraphs could be significantly improved by restating them without jargon (for example, competitive moats, pricing power) and by defining industry terms in plain English. For example, return on invested capital versus ROIC. Please also use easily understood examples, e.g. brand awareness, corporate patents for unique products. Please consider further revising for clarity.

Response: The Trust responds by removing the applicable disclosure and replacing it with the following:

“In selecting investments for the Fund, the Adviser engages in fundamental analysis to identify high quality durable businesses, with sustainable competitive advantages, pricing power, and a consistent, sustainable record of strong returns on capital over a full business cycle. In addition, the Adviser emphasizes quality and attempts to find sustainable competitive advantages, one stock at a time, with an overall focus on positive risk/reward to protect capital in challenging markets while capturing most of the upside return when stocks advance. The Adviser then applies its proprietary Private Market Value ("PMV") methodology to determine a company's intrinsic value. The Adviser selects investments for the Fund's portfolio that generally can be purchased at a discount of 30% or more to the PMV. The Adviser typically sells investments when they reach or are close to reaching the PMV, or due to a change in the fundamentals of the security.”

8.Staff Comment: The disclosure notes that “International companies that make it through our initial quality and valuation measures are subjected to intensive fundamental analysis.” What are the initial quality and valuation measures, and how do they differ from the PMV analysis?

Response: The Trust responds by supplementally stating that the initial quality and valuation measures utilized by the Adviser are used to create the entire investable universe from which the Fund will ultimately select investments for the Fund’s portfolio. Once the Adviser determines a security is appropriate for the Fund’s portfolio, the Adviser will then apply additional analysis, including the PMV analysis, to ultimately determine whether to purchase that security. The Trust further responds by removing the sentence in question and replacing with the following:

“In determining whether an investment is appropriate for inclusion it the Fund’s portfolio, the Adviser screens companies using quality and valuation measures such as long-term operating and gross margin, return on invested capital and free cash flow. International companies that make it through the Adviser’s initial quality and valuation measures are then subjected to intensive fundamental analysis to determine whether a company has a competitive advantage in the marketplace and a sustainable business model. In analyzing a company’s fundamentals, the Adviser utilizes, among other sources of information, publicly available filings, third-party research materials, and industry research calls. In addition, the Adviser may interact with company management though participation on earnings calls and investor relations conferences.”

9.Staff Comment: Please clearly explain the data and analyses used to determine a PMV. Also, clearly explain why using the price a buyer would pay for the entire company is relevant when you are purchasing a non-controlling and passive position. It seems to the Staff, that buyers who purchase an entire company do so with differing economic and strategic interests relative to a fund purchasing a minimal stake, and as a result, you should more clearly define your strategy and its risks for investors.

Response: The Trust responds by revising the principal investment strategy to add the following disclosure to Item 9:

“If quality parameters are met, the Fund’s investment strategy utilizes the Adviser’s proprietary Private Market Value (“PMV”) methodology to determine a company’s true intrinsic value, which is the amount an acquirer would be willing to pay for the entire company. This PMV becomes the “anchor” by which all decisions by the Adviser are framed within an emotional market. PMV is calculated by observing actual takeover valuations and applying the corresponding, appropriate, valuation multiples to each security analyzed. Since stock prices tend to be more volatile than a security’s intrinsic value, this discipline attempts to eliminate the emotion of the markets and identifies objective investment opportunities. The Adviser selects investments for the Fund's portfolio that generally can be purchased at a discount of 30% or more to the PMV, which, in the Adviser's opinion, offers an attractive risk/reward to clients.”

10.Staff Comment: The disclosure notes that “We try to understand the competitive advantage of the company, see evidence in the persistency of the business model, and have confidence that it is sustainable.” Please explain how the Adviser does so and the information this “intense fundamental analysis” is based upon. For example, industry ratings, management interviews, etc.

Response: Please see the Trust’s response to Staff Comment 8 above for the revised disclosure clarifying what is included in the Adviser’s “intense fundamental analysis”.

11.Staff Comment: The Fund’s strategy notes that “New stocks are purchased at approximately 30% discount to PMV[.]” How does the discount factor into the decision to sell a stock or the purchase of additional market share of an existing holding? Please describe the Adviser’s sell criteria/process. Also, please add “which the Adviser believes.”

Response: The Trust responds by adding the following disclosure:

“The Adviser typically sells investments when they reach, or are close to reaching, the PMV, or due to a change in the fundamentals of the security.”

12.Staff Comment: The last paragraph discusses a non-principal investment strategy of the Fund. Please move this disclosure out of the principal investment strategy disclosure in the Summary Section and to another place in the Prospectus or SAI.

Response: The Trust responds by removing the applicable disclosure from the Summary Section, and by noting that the disclosure already appears in Item 9 of the Prospectus. The Trust further responds by adding the following non-principal risk disclosure to Item 9:

“Debt Securities Risk (Non-principal risk). The Fund’s investments in debt securities will be subject to credit risk, interest rate risk, prepayment risk, and duration risk. Credit risk is the risk that an issuer will not make timely payments of principal and interest. Interest rate risk is the risk that the value of debt securities fluctuates with changes in interest rates (e.g., increases in interest rates result in a decrease in value of debt securities). The Fund will be exposed to heightened interest rate risk as interest rates rise from historically low levels. Pre-payment risk is the risk that the principal on debt securities will be paid off prior to maturity causing the Fund to invest in debt securities with lower interest rates. Duration risk is the risk that holding long duration and long maturity investments will magnify certain other risks, including interest rate risk and credit risk.”

Prospectus - Summary Section - Principal Risks

13.Staff Comment: Please revise “Value Style Investing Risk” to specifically clarify the risk as the ability to estimate intrinsic value and wait until the market comes around and the additional risk that the Adviser’s additional analysis is incorrect.

Response: The Trust responds by revising Value Style Investing Risk factor as follows (changes shown in underline):

“Value-Style Investing Risk. The Fund’s value investments are subject to the risk that the Adviser’s estimated intrinsic value of a company may not be recognized by the broad market or that their prices may decline. In addition, the Adviser’s estimated value of an investment may not be correct.”

14.Staff Comment: The ADR Risk factor disclosure indicates that ADRs may be purchased through “sponsored” or “unsponsored” facilities. If the Fund may invest in unsponsored ADRs, please also indicate in the principal investment strategies. In addition, either here or in Item 9, please expand the ADR Risk description to clarify that ADRs also are subject to exchange rate risk, and inflation risk.

Response: The Trust responds by confirming that the Fund will invest in both “sponsored” or “unsponsored” ADRs. Please see the Trust's response to Staff Comment 8 above for the revised disclosure.

Additionally, the Item 9 ADR Risk has been revised as follows:

ADR Risk. ADRs are generally subject to the same risks as the foreign securities because their values depend on the performance of the underlying foreign securities. In addition, depositary receipts may not track the price of the underlying foreign securities and their value may change materially at times when the U.S. markets are not open for trading. In some cases, there may be less information available about the underlying issuers than would be the case with a direct investment in the foreign issuer. ADRs are U.S. dollar-denominated receipts representing shares of foreign-based corporations. Investment in ADRs may be less liquid than the underlying shares in their primary trading market and may be more volatile. Investing in ADRs presents risks that may not be equal to the risk inherent in holding the equivalent shares of the same companies that are traded in the local markets even though the ADRs will be purchased, sold and pay dividends in U.S. Dollars. These risks include fluctuations in currency exchange rates, which are affected by international balances of payments and other economic and financial conditions; government intervention; inflation risk; speculation; and other factors. Distributions paid to holders of depositary receipts, such as the Fund, may be subject to a fee charged by the depositary. In addition, depositary receipts may not pass through voting or other shareholder rights.

15.Staff Comment: In your response in EDGAR, please include the missing portfolio manager disclosure responsive to Item 5(b) of Form N-1A. Please also do likewise for the corresponding Item 10(a)(2) information as well.

Response: The Trust responds by adding the following disclosure:

    Item 5
“Joshua D. Wheeler, Portfolio Manager of the Adviser, and Matthew T. Martinek, CFA, Portfolio Manager of the Adviser, are each a co-portfolio manager of the Fund. They are responsible for the day-to-day management of the Fund. Each has managed the Fund since its inception in April 2022.”

Item 9
“Joshua D. Wheeler, Portfolio Manager of the Adviser, and Matthew T. Martinek, CFA, Portfolio Manager of the Adviser, are each a co-portfolio manager of the Fund. They are responsible for the day-to-day management of the Fund. Each has managed the Fund since its inception in April 2022.

Joshua D. Wheeler, CFA
Josh Wheeler joined Reinhart Partners in 2015 as an Analyst and was promoted to Portfolio Manager of the Mid Cap Private Market Value strategy in January 2021. Prior to joining Reinhart Partners, Mr. Wheeler was a Senior Equity Research Analyst at Greenleaf Trust and a sell-side Senior Research Associate at Morgan Stanley in New York City. He began his career as a Commercial Credit Analyst for Vectra Bank in Denver, Colorado. Mr. Wheeler has a BA in Economics from Hope College and an MBA from the University of Chicago Booth School of Business. He holds the Chartered Financial Analyst designation and is a member of the CFA Institute.

Matthew T. Martinek, CFA
Matthew Martinek joined Reinhart Partners in 2010 as an Analyst and was promoted to Portfolio Manager of the Mid Cap Private Market Value and Genesis Private Market Value strategies in October 2011. Prior to joining Reinhart Partners, Mr. Martinek was an Associate Analyst with T. Rowe Price, primarily focused on the Small Cap Value strategy. Mr. Martinek has a BBA in Accounting and Finance from the University of Wisconsin-Madison, where he was a member of the Applied Security Analysis Program. He also received an MBA from Columbia Business School, where he was a member of the Applied Value Investing program. He holds the Chartered Financial Analyst designation and is a member of the CFA Institute.”

Investment Objectives, Strategies, Risks and Disclosure of Portfolio Holdings - Principal Investment Strategies

16.Staff Comment: The Staff notes that the Item 9 Principal Investment Strategies repeats the Item 4 strategies verbatim. Item 4 is intended to be a summary of the more detailed disclosure provided in Item 9 with respect to the Fund’s principal investment strategies, principal investment types, and principal investment risks. Please review the Item 4 and Item 9 disclosure to ensure that each is clear, concise, understandable, and otherwise consistent with Form N-1A and the disclosure principals behind it.

Response: The Trust responds by supplementally confirming that it will revise the Item 4 disclosure to more succinctly summarize the Fund’s principal investment strategies disclosure in the Summary Section.

Investment Objectives, Strategies, Risks and Disclosure of Portfolio Holdings - Principal Risks of Investing in the Fund

17.Staff Comment: The Staff notes that the risks do not line up between Item 4 and Item 9. A comparison of the Item 4 and Item 9 principal risks reveals certain inconsistencies. Specifically, there is no Item 4 risk summary corresponding sector emphasis risk or ETF risk (page 8) nor investment company risk on Page 9. Please reconcile. If appropriate, please add related strategy disclosure to Items 4 and 9. Also, either remove the Large Cap Risk references in Item 4 and Item 9 strategy or add a corresponding Large Cap Risk disclosure. Lastly, if you intend to emphasis specific sectors, address in strategy and risk disclosure in a more specific way (i.e. name the sector and its attendant risks).

Response: The Trust responds by supplementally confirming that it has reviewed and reconciled the risk factors between the Item 4 and Item 9 disclosure. Specifically, the Trust responds that it does not intend to emphasize any specific sector and, accordingly, has removed corresponding references; by removing ETF Risk from Item 9 disclosure; and by adding the following Large Cap Companies Risk factor:

“Large-Cap Companies Risk. Larger, more established companies may be unable to respond quickly to new competitive challenges such as changes in consumer tastes or innovative smaller competitors. Also, large-cap companies are sometimes unable to attain the high growth rates of successful, smaller companies, especially during extended periods of economic expansion.”

* * * * * *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 765‑6115.

Very truly yours,

/s/ Adam W. Smith
Adam W. Smith, Secretary
Managed Portfolio Series